Exhibit (a)(4)

EFiled: Dec 19 2006 4:43 PM EST Transaction ID 13241654
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

CALL4U, LTD.,	)
)
Plaintiff,	)
v.	)
	)	C.A. No.
ELKCORP, THOMAS D. KAROL,	)
RICHARD A. NOWAK, STEVEN J.	)
DEMETRIOU, JAMES E. HALL, DALE V.	)
KESLER, SHAUNA R. KING, MICHAEL L.	)
MCMAHAN, and THE CARLYLE GROUP,	)
L.P.,	)
)
Defendants.	)
COMPLAINT
         Plaintiff, by its attorneys, alleges on information and belief, except for its own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of ElkCorp (“Elk” or the “Company”) seeking injunctive and other appropriate relief with respect to a proposed going-private transaction in which defendant The Carlyle Group, L.P. (“Carlyle”) seeks to acquire the Company at a price of $38.00 per share. The process employed by the Company’s directors, the above-named individual defendants, to sell Elk fails to maximize shareholder value because, among other things, at least one bonafide bidder, Building Materials Corporation of America (“BMCA”), has been excluded from actively participating in the sales process even though BMCA is offering $40 per share.

     2.   Plaintiff is, and has been at all relevant times, the owner of shares of Elk common stock.
     3.   Elk is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at 14911 Quorum Drive, Suite 600, Dallas, Texas 75254; and is primarily a manufacturer of building products. Specifically, it manufactures architectural roofing shingles, composite wood decking and railing products, non-woven fabric products and surface finishes, including hard chrome and other finishes designed to extend the life of steel machinery components operating in abrasive environments.
     4.   Defendant Carlyle, a private partnership, is based in Washington, D.C. and has offices in 16 countries. Carlyle is a global private equity firm with $44.3 billion under management.
     5.   Defendant Thomas D. Karol has served as Chairman of the Board and Chief Executive Officer of Elk since March 31, 2002; and as President and Chief Executive Officer of the Company beginning March 26, 2001.
     6.   Defendant Richard A. Nowak has served as President and Chief Operating Officer of the Company since March 31, 2002 and as Director since 2001. From September 24, 2001 until his election as President and Chief Operating Officer, Defendant Smith served as Executive Vice President of the Company.
     7.   Defendant Steven J. Demetriou has served as a Director of Elk since 2005.
     8.   Defendant James E. Hall has served as a Director of Elk since 1974.
     9.   Defendant Dale V. Kesler has served as a Director of Elk since 1998.
     10. Defendant Shauna R. King has served as a Director of Elk since 2004.

     11. Defendant Michael L. McMahan has served as a Director of Elk since 2001.
     12. The individual defendants, as officers and/or directors of Elk, have a fiduciary relationship with plaintiff and the other public stockholders of Elk and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     13. Carlyle has aided and abetted the individual defendants in breaching their fiduciary duties owed to plaintiff and the other public stockholders of Elk, by participating in the proposed unfair going-private transaction and taking advantage of a skewed sales process.
CLASS ACTION ALLEGATIONS
     14. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Elk common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     15. This action is properly maintainable as a class action for the following reasons:
          (a) the class is so numerous that joinder of all members is impracticable; Elk has approximately 20,590,000 million shares of common stock outstanding owned by hundreds, if not thousands, of geographically dispersed shareholders;
          (b) there are questions of law and fact that are common to the Class, including, inter alia, the following:
(i)	Have the individual defendants breached their fiduciary duties owed by them to plaintiff and the others members of the Class; and

(ii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;
          (d) Plaintiff’s claims are typical of those of the other members of the Class;
          (e) Plaintiff has no interests that are adverse to the Class;
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants; and
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
CLAIM FOR RELIEF
     16. On December 18, 2006, Elk announced that it had signed a definitive agreement to be acquired by Carlyle in a transaction valued at approximately $1 billion.
     17. Under the terms of the transaction, each stockholder of Elk will receive $38.00 in cash for each outstanding Elk share.
     18. The amount offered is below the Company’s intrinsic fair value and is below the price of $40 per share currently being offered by BMCA. The unfairness of the Carlyle transaction has also been confirmed by the public markets. The price for Elk shares closed at $38.79 on December 18, 2006, following the announcement of the going private transaction. The following day, December 19, 2006, the price of Elk shares continued to rise, trading above $40.90 per share.
     19. The management of the Company, led by Defendant Karol as Chief Executive Officer, has partnered with Carlyle in this transaction to take the Company private at a time that the Company is experiencing continued growth.
          (a) Total revenues for the Company have continued to increase in the past two years from $761,720,000 in 2005 to $929,790,000 in 2006.
          (b) The total assets for the Company have dramatically increased over the past four years from $381,430,000 in 2002, to $442,290,000 in 2003, to $480,710,000 in 2004, to $613,570,000 in 2005 and to $681,860,000 in 2006.
          (c) The total stockholder equity for the Company has continued to grow in each of the past three years from $176,090,000 in 2002, to $196,530,000 in 2003, to $215,040,000 in 2004, to $270,810,000 in 2005 and to $322,436,000 in 2006.
          (d) The gross profit for the Company has continued to expand over the past two years from $147,790,000 in 2005 to $170,540,000 in 2006.
     20. Recognizing the strength of the Company’s business, defendant Carlyle has launched a plan to acquire Elk’s business below the market price by acting in concert with the individual defendants to exclude other bidders from participating in the sales process.
     21. BMCA, a privately held corporation and a subsidiary of GAF Corporation (“GAF”), is one of the nation’s largest roofing manufacturers with annual sales of approximately $2 billion under the GAF name.
     22. On November 6, 2006, Heyman Investment Associates Ltd. Partnership (“Heyman”), which controls BMCA, revealed that, with an eye toward merging the two rival companies, it had acquired a 10.36% stake in Elk. In a letter to Elk advising of the significant benefits of combining the two companies, BMCA noted that, “We believe that a combination of our two companies provides Elk shareholders with the opportunity to realize full value for their shares because of the unique synergies that exist between our two businesses which are an excellent fit for each other.”
     23. On November 6, 2006, Elk announced that its management and Board were engaged in a review of a possible merger or sale of the Company. Defendant Karol stated that: “Several parties have indicated interest in the Company, and our management and the Board believe that it is prudent to evaluate all opportunities for maximizing shareholder value.” The Board noted at that time that it did not intend on disclosing developments regarding its review of the auction process unless and until it approves a definitive transaction.
     24. In connection with the auction process, the Company also announced that on November 5, 2006 the Board had unilaterally adopted an amendment to its Shareholder Rights Agreement, or “poison pill.” The amendment reduced the beneficial ownership threshold at which the rights will become exercisable from 15% to 10%. That is, under the amendment, should any person or group acquire beneficial ownership of 10% or more of the Company’s common stock, all rights not held by the 10% stockholder become rights to purchase Elk common stock at a 50% discount. Any stockholder that beneficially owns 10% or more of the Company’s stock as of November 5, 2006 would not be deemed to have crossed the threshold under the terms of the amendment unless or until such stockholder acquires additional shares of the Company’s common stock.
     25. This amendment effectively blocks Heyman or BMCA from making any additional investment in the Company and precludes them from making an offer directly to the Company’s stockholders to purchase the shares of the Company without Board approval.
     26. This amendment to the Company’s Shareholder Rights Agreement was never approved by Elk’s stockholders. Nor were Elk stockholders given an opportunity to review the Board’s decision to effectively tie Heyman’s and BMCA’s hands with respect to the sale of the Company.

     27. Moreover, it was only in early November 2006 that the Board first advised BMCA that its sale process had been underway for sometime and was expected to conclude by the end of November. BMCA was never invited into the sale process at inception and was expressly excluded from the sale process despite the fact that BMCA was a logical strategic merger partner and a bona fide bidder for the Company.
     28. The Company invited BMCA to participate in the auction process but only if BMCA entered into an onerous standstill agreement preventing BMCA from making a tender offer directly to Elk stockholders. Additionally, under the terms of the agreement, the Company would be permitted to terminate the process and discussions with BMCA for any reason at any time, while BMCA would be prevented, for a period of two years, from submitting an offer directly to Elk stockholders.
     29. Notwithstanding these onerous requirements, on November 16, 2006, BMCA made an offer to enter into a merger agreement with Elk for $35.00 per share in cash. Such merger was not conditioned upon financing but was subject to Hart-Scott-Rodino approval, the rescission of Elk’s poison pill, and other customary conditions.
     30. Moreover, BMCA stated that because it was excluded from the auction process, its offer was based upon publicly available information; however, should Elk decide to share confidential information with BMCA as it did with Carlyle, it would consider increasing its offer price.
     31. Rather than engaging in discussions with BMCA, Elk’s management redoubled their efforts to sell the Company in a management-led buyout to Carlyle.
     32. On December 18, 2006, the Company announced that it had entered in a definitive merger agreement with Carlyle for $38 per share.
     33. In response, the following day, on December 19, 2006, BMCA increased its offer to $40 per share.

     34. In a letter to the Company dated December 19, 2006, BMCA stated:
     This is to advise you that BMCA is raising its tender offer price from $35 to $40 per share cash consideration for all Elk shares.
     We were surprised and disappointed by your announcement today that you have agreed to a leveraged buyout for Elk involving management participation, as this was done without once contacting us regarding our proposal to buy Elk or providing an opportunity for BMCA to bid. As you know, BMCA advised Elk more than four weeks ago, on November 15th, that BMCA was in a position to consider increasing its $35 per share price. Finally, instead of encouraging BMCA to maximize the value of its offer, to add insult to injury, your advisors attempted, in a 3:49 AM email on Monday morning, to persuade us to defer making the tender offer to your shareholders that we had informed you about on Sunday night. How could these actions possibly he in the interests of Elk shareholders?
     While you have not communicated the details of your leveraged buyout, we trust that you have not agreed to anything that would prevent us from competing economically and in effect preclude a higher offer for your shareholders. Finally, our offer is obviously superior to the Elk leveraged buyout in both price and the fact that BMCA’s offer is a tender offer, not subject to regulatory clearance, and, barring any undue delay on the part of Elk, should close in January 2007.
     35. Elk’s agreement to be acquired by defendant Carlyle Group is the result of an unfair process that has prevented Elk stockholders from maximizing the value of their shares.
     36. The Individual Defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. By continuing to exclude BMCA from the auction process and favoring an inferior offer for the Company, the individual defendants are breaching their fiduciary duties to the public stockholders of Elk in a sale of the Company.
     37. Plaintiff and the other members of the Class will be irreparably harmed as a result of defendants’ unlawful actions. Unless defendants are enjoined by the Court, the individual defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class.

     38. Plaintiff and the other members of the Class have no adequate remedy at law.
     39. WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying plaintiff as the Class representative and its counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the proposed buy-out;
          (C) directing the individual defendants to deploy the poison pill only in a manner most effective for maximizing shareholder value;
          (D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;
          (E) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (F) awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (G) granting plaintiff and the other members of the class such further relief as the Court deems just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal

Joseph A. Rosenthal (Del. Bar No. 234)
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:
Eduard Korsinsky, Esquire
ZIMMERMAN, LEVI & KORSINSKY, LLP
39 Broadway, Suite 1601
New York, New York 10006
(212) 363-7500